

September 7, 2022

David P. Yeager
Chairman and Chief Executive Officer
Hub Group, Inc.
2000 Clearwater Drive
Oak Brook, IL 60523

>**Re: Hub Group, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2021**
>**Response dated August 19, 2022**
>**File No. 000-27754**

Dear Mr. Yeager:

We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2022 letter.

Response dated August 19, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 22

1. We note your response to prior comment 3. Please explain to us with greater specificity how your risk factor titled "We operate in a highly competitive industry and our business may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors" addresses increased competition to develop innovative new services that result in lower emissions. In addition, you state that demand for services is generally tied to overall market activity, but that you cannot predict whether climate change will or could negatively impact the overall U.S. economy. You also state that you have not faced adverse reputational impact related to greenhouse gas emissions, but that stakeholders' views are evolving. Please tell us what consideration you have given to

including disclosure addressing these risks.

2. Your response to prior comment 4 indicates that you have risk factor disclosure discussing the impact severe weather may have on your business and financial results. Please tell us how your disclosure addresses how your financial condition and operating results could be impacted to the extent your customers or suppliers are impacted by severe weather events or revise to provide this type of disclosure. In addition, please tell us if there has been any weather related impacts on the availability of insurance, quantify the cost of insurance for each of the periods for which financial statements are presented in your Form 10-K, and tell us whether your insurance cost is expected to increase in the future.

 Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation